Exhibit 99.2

Our Ref: TGHDP0220
Page 1 of 12

CERTIFICATE OF AUTHOR

This Certificate has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a)	Name, Address, Occupation:

Charles Johannes Muller

CJM Consulting (Pty) Ltd

Suite 3, Building 1

Ruimsig Office Estate

199 Hole-in-one Road

Ruimsig, South Africa

Director – Mineral Resources

b)	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report

Effective date: 14th May 2015.

c)	Qualifications

I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University - Johannesburg in 1988. In addition I have obtained a B.Sc. Hons (Geology) from Rand Afrikaans University in 1994 and attended courses in geostatistics through the University of the Witwatersrand.

I am a Registered Professional Scientist with the South African Council for Natural Scientific Professions, Pr. Sci. Nat. Reg. No. 400201/04.

I have read the definition of “qualified person” set out by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, includes 21 years as a mineral resource geologist.

d)	Site Inspection

I visited Esaase project in October 2012 and Obotan projects 1st – 3rd of September 2014

e)	Responsibilities

I was responsible for the following sections: 1.2, 1.3, 1.4, 1.5, 1.6, 1.7, 1.8, 1.9, 1.10, 1.11, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 23, 25.3, 26.1, and 27.2.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

f)	Independence:

I am independent of Asanko Gold Mine in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have prior involvement with this project.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: 29 June 2015

Charles J Muller

Director – Mineral Resources

CJM Consulting (Pty) Ltd

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation:

Thomas Kwabena Obiri-Yeboah

DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa

Senior Mining Engineer

b.	Title and Effective Date of Technical Report:

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report

Effective date: 14th May 2015.

c.	Qualifications

I am a graduate of University of Mines and Technology Tarkwa, Ghana, BSc/Post Graduate Diploma (Mining), 1991/1992, and I have carried out my profession continuously since then. I am a member in good standing of the Engineering Council of South African (ECSA), Registration # 20100340. I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, with respect to the Mining portion of the Obotan Gold Project Feasibility Study Technical Report, includes 20 years in the mining sector covering production, planning and project work. I have been involved in numerous projects around the world with both base and precious metal deposits.

d.	Site Inspection

I have visited the Project site.

e.	Responsibilities

I was responsible for: 1.11, 1.12, 15, 16, 25.4 and 26.2.

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

Thomas Kwabena Obiri-Yeboah (Pr Eng)

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

Glenn Bezuidenhout

DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa

Process Director

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015.

c.	Qualifications

I am a graduate of Witwatersrand Technicon in Johannesburg, South Africa, National Diploma (Extractive Metallurgy), 1979, and I have carried out my profession continuously since then. I am a Fellow member in good standing of the South African Institute of Mining and Metallurgy (FSIAMM), Membership # 705704. I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, with respect to the Metallurgical portion of the Obotan Gold Project Feasibility Study Technical Report, includes 22 years engineering involvement in 18 mineral processing and mining projects and 13 years of plant operations experience. The most recent gold project that I have completed was Edikan Gold Mine for Perseus, 2011.

d.	Site Inspection

I have not visited the Project site.

e.	Responsibilities

I was responsible for: Sections 1.13, 1.14, 1.15, 13, 17, 25.5, 26.3 and 27.4.

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

Glenn Bezuidenhout

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

David Morgan

Knight Piesold Pty Ltd, Level 1, 184 Adelaide Terrace, East Perth, Western Australia, Australia

Managing Director

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015

c.	Qualifications

I am a graduate of University of Manchester, (B.Sc. Civil Engineering, 1980), and the University of Southampton (MSc. Irrigation Engineering 1981). I am a memberin good standing of the Australasian Institute of Mining and Metallurgy (Australasia 202216) and a Chartered Professional Engineer and member of the Institution of Engineers Australia (Australia, 974219)

My relevant experience includes Project Director – Akyem Gold Mine, Project Director – Geita Gold Mine, Project Director – Ahafo Gold Mine.

By reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

d.	Site Inspection

I have visited the Project site.

e.	Responsibilities

I was responsible for: Section 18.8

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g.	Prior Involvement

I have prior involvement with this project

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

David Morgan

Managing Director

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

Doug Heher

DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa

Project Manager

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015

c.	Qualifications

I graduated with a B.Sc. Engineering (Mechanical) degree from the University of KwaZulu Natal - Durban in 1992; I am a member of the following professional associations: Registered Professional Engineer with the Engineering Council of South Africa (ECSA – Reg. No. 990333). I have completed gold and other studies as summarized below. I have practiced my profession from 1997 to now. I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, with respect to the Obotan Gold Project Feasibility Study Technical Report, includes 17 years as an engineer and seven years as a project engineer and study manager.

d.	Site Inspection

I have visited the Project site.

e.	Responsibilities

I was responsible for: Sections 1.1, 1.15, 1.16, 1.18, 1.19, 2, 3, 18, 19, 20, 21, 23, 24, 25.1, 25.2, 25.6, 26.4, 26.5, 27.1 and 27.5

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

Doug Heher

Project Manager

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

John Stansbury

1st Floor, 267 West Building, 267 West Avenue, Centurion, South Africa

Director, Cresco Project Finance (Pty) Ltd

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015

c.	Qualifications

B.Sc (Eng) (Ind), University of Pretoria, 1967;

MBA, University of Pretoria, 1970;

B. Proc., University of South Africa, 1996;

LLB, University of South Africa, 2000

I am a member of the South African Institute of Industrial Engineers and am a registered Professional Engineer with the Engineering Council of South Africa. I have worked in the mining and mineral sector for more than 30 years and have been involved in project evaluation at operational, supervisory and final accountability level.

I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

d.	Site Inspection

I have not made a personal inspection of the Project site.

e.	Responsibilities

I was responsible for: Sections 1.17, 22 and 25.7

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

J S Stanbury. Pr Eng

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2